UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of July 2022

Commission File Number 001- 40539

ironSource Ltd.

(Translation of Registrant’s name into English)

121 Menachem Begin Street

Tel Aviv 6701203, Israel

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7): ☐

EXPLANATORY NOTE

An Annual General Meeting of Shareholders (the “Meeting”) of ironSource Ltd. (the “Company”), will be held on Thursday, September 1, 2022, at 4:00 p.m. (Israel time), at the Company’s headquarters at 121 Menachem Begin Street, Tel Aviv-Yafo, Israel, on the 12th floor. In connection with the Meeting, the Company hereby furnishes the following documents:

(i)	Notice and Proxy Statement with respect to the Company’s Annual General Meeting of Shareholders describing proposals to be voted upon at the Meeting, the procedure for voting in person or by proxy at the Meeting and various other details related to the Meeting; and

(ii)	Proxy Card whereby holders of ordinary shares of the Company may vote at the Meeting without attending in person.

The Notice and Proxy Statement is attached to this Form 6-K as Exhibit 99.1 and the Proxy Card is attached to this Form 6-K as Exhibit 99.2.

This Form 6-K and related exhibits are hereby incorporated by reference into the Company’s Registration Statements on Form S-8 (Registration Nos. 333-264007 and 333-258690).

Exhibit No.	Description

99.1	Notice and Proxy Statement with respect to the Company’s Annual General Meeting of Shareholders to be held on September 1, 2022

99.2	Proxy Card for the Company’s Annual General Meeting of Shareholders to be held on September 1, 2022

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IRONSOURCE, LTD.
(Registrant)

By:	/s/ Assaf Ben Ami
Assaf Ben Ami
Chief Financial Officer

Date: July 27, 2022